Illumitry Corp.
                              Sasunci Davit Square
                                Yerevan, Armenia
                                Tel. +17027512912
                         Email: illumitrycorp@gmail.com


                                                                 October 2, 2015

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

RE: Illumitry Corp.
    Request for Effectiveness
    File No. 333-202841

Dear Ms. Jacobs:

     We hereby request effectiveness of Illumitry Corp.'s registration statement on SEC Form S-1, as amended. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 as amended and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are requesting an effective date and time of Tuesday, October 6, 2015, at 3:00 p.m. This date and time has been selected to allow for adequate review of our request by the SEC.

     Should you have any questions please do not hesitate to call me at (702) 751-2912 or our attorney, Diane J. Harrison, at (941) 723-7564.

                                   Sincerely,


                                   /s/ Arusyak Sukiasyan
                                   ----------------------------------
                                   Arusyak Sukiasyan
                                   President